Exhibit 19

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

The Cash Store Financial Services Inc. (“Cash Store”)

17631-103 Ave.

Edmonton, Alberta

T5S 1N8

Item 2   Date of Material Change

November 5, 2008.

Item 3   News Release

A news release with respect to the material change referred to in this report was disseminated through CNW Newswire on November 5, 2008 and was subsequently filed on SEDAR.

Item 4   Summary of Material Change

On November 5, 2008, Cash Store announced that its Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation up to $9 million of Cash Store’s outstanding common shares (the “Common Shares”) from shareholders.

Item 5   Full Description of Material Change

On November 5, 2008, Cash Store announced that its Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation up to $9 million of Cash Store’s outstanding common shares (the “Common Shares”) from shareholders.

The Offer is being made by way of a “Dutch Auction” pursuant to which shareholders may tender all or a portion of their Common Shares (i) at a price within a specified range, to be determined by Cash Store, or (ii) without specifying a purchase price, in which case their Common Shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will remain open for acceptance for at least 35 days after the date of commencement, unless withdrawn or extended by Cash Store. The purchase price paid for each Common Share properly tendered (the “Purchase Price”) will be based on the number of Common Shares tendered and the prices specified by shareholders making tenders, and will be the lowest price that will enable Cash Store to purchase up to $9 million of Common Shares at a price within the range to be specified by Cash Store and indicated in the issuer bid circular to be mailed out on or about November 14, 2008. Shareholders will receive the Purchase Price in cash for Common Shares tendered at prices equal to or lower than the Purchase Price. All Common Shares tendered at prices higher than the Purchase Price will be returned to shareholders. All Common Shares purchased by Cash Store will be purchased at the same price, even if shareholders have selected a lower price. If the number of Common Shares tendered at or below the Purchase Price would result in an aggregate Purchase Price in excess of $9 million, those Common Shares will be purchased on a pro rata basis. The Offer is not conditional upon any minimum number of Common Shares being deposited, however, the Offer is subject to certain other conditions, including regulatory approval. Full particulars of the terms and conditions of the Offer are contained in the Offer to Purchase and Issuer Bid Circular and related documents to be mailed to holders of Common Shares on or about November 14, 2008. The Offer to Purchase and Issuer Bid Circular and related documents will be filed with applicable securities regulatory authorities in Canada.

CASH STORE SHAREHOLDERS ARE ADVISED TO READ CASH STORE’S ISSUER BID CIRCULAR, LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

This material change report contains “forward-looking statements” within the meaning of applicable Canadian securities legislation, including but not limited to, statements about the Company’s objectives and strategies including with respect to the substantial issuer bid, financial results, expectations and outlook, whether for the Company’s businesses or the Canadian economy. Generally, forwardlooking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “planned”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, closing of transactions, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to fluctuations is our stock price and capital markets and additional funding requirements, fluctuating interest rates and general economic conditions, legislative and regulatory developments, the nature of the Company’s customers and rates of default, competition and loss of a material relationship as well as those factors discussed in the Company’s annual information form dated August 27, 2008 filed on SEDAR (www.sedar.com).

All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including management’s knowledge of the current market within which the Company operates and other factors affecting the Company’s products and the Canadian economy. Although the Company believes the assumptions used to make such statements are reasonable at this time and has attempted to identify in its continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Certain material factors or assumptions are applied by the Company in making forward-looking statements, including without limitation, factors and assumptions regarding its current stock price, acceptance of products in the marketplace, consumer purchasing trends, existing relationships as well as its operating cost structure and current legislation and orders regulating its business. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws. Further information on the Company is available at www.sedar.com.

Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gordon J. Reykdal

Chairman and Chief Executive Officer

Cash Store Financial,

(780) 408-5118.

Item 9   Date of Report

November 14, 2008.

THE CASH STORE FINANCIAL SERVICES INC.

/s/ Gordon J. Reykdal
Name: Gordon J. Reykdal
Title: Chairman and Chief Executive Officer